[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 11, 2018

Dorrie Yale
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Halfmoon Parent, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed July 9, 2018 File No. 333-224960

Dear Ms. Yale:

On behalf of Halfmoon Parent, Inc. (“New Cigna” or the “Company”) and our client, Cigna Corporation (“Cigna”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated July 10, 2018 with respect to the above-referenced Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with Cigna’s proposed acquisition (the “Transaction”) of Express Scripts Holding Company (“Express Scripts”).

The Company has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 3, marked to show changes made to the Registration Statement since the filing of Amendment No. 2 on July 9, 2018.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response to the comment.  Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 3 as filed on EDGAR.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 3.

Dorrie Yale
Office of Healthcare & Insurance
July 11, 2018

Registration Statement on Form S-4

The Mergers
Background of the Mergers, page 79

1.
We acknowledge your revised disclosure in response to prior comment 1, but the disclosure does not explain the specific difference in views held by Express Scripts and Cigna regarding the potential value of the transaction. Please explain the views held by both parties and the specific expectations each had with respect to synergies from the potential transaction, including how these views differed.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 86 of Amendment No. 3.

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1172 or David E. Shapiro at (212) 403-1314.

Sincerely yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Nicole S. Jones, Esq., Executive Vice President and General Counsel,
Cigna Corporation
Martin Akins, Esq., Senior Vice President and General Counsel,
Express Scripts Holding Company
Howard L. Ellin, Esq.
Kenneth M. Wolff, Esq.
Thaddeus P. Hartmann, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP